Exhibit 99.1

Sinovac to Host Conference Call to Report Second Quarter 2008 Financial Results

Beijing – August 7, 2008 – Sinovac Biotech Ltd. (Amex: SVA), a vaccine-focused biotech company in China, today announced that it will host a conference call on Wednesday, August 13, 2008 at 9:00 a.m. ET to review the Company's second quarter financial results for the period ended June 30, 2008 and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international).  A replay of the call will be available from 12:00 p.m. ET on August 13 until August 27, 2008, at midnight. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 293426.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning August 13, 2008 and the replay will remain available for 30 days.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu™ (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Contact Information: Helen G. Yang Sinovac Biotech Ltd. Phone: +86-10-82899871 Fax: +86-10-62966910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group (646) 536-7017/7033 scarrington@theruthgroup.com jmccargo@theruthgroup.com